FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 1000, 815 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

MEGAWEST ENERGY CORP.

(An Exploration Stage Company)

United States Generally Accepted Accounting Principles

The purpose of this report on Form 6-K is to amend MegaWest Energy Corp.’s (the “Company”) selection to file its financial statements under Item 18 in its previously filed 20-F on March 30, 2007.

The Company previously reported its financial statements in accordance with Item 17 under Form 20-F, including the applicable United States generally accepted accounting principles ("US GAAP") reconciliation requirements. In order to be eligible for use of the SEC's registration statement on Form S-8 and Form F-1, the Company must file its financial statements pursuant to Item 18 under Form 20-F, which generally requires more detailed reconciliation with US GAAP and the rules and regulations promulgated by the SEC.

With respect to the audited financial statements of MegaWest for the years ended April 30, 2006 and 2005, there are no differences between US GAAP and Canadian Generally Accepted Accounting Principles, the basis upon which the financial statements were prepared.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George T. Stapleton, II

George T. Stapleton, II

Chief Executive Officer, President and Director

(Principal Executive Officer)

Dated: June 25, 2007

CW1288855.1